MEMBERSHIP INTEREST SALE AGREEMENT

          THIS MEMBERSHIP INTEREST SALE AGREEMENT (“Agreement”) is effective March 1, 2006 (the “Effective Date”), by and among CHRISTENSON GROUP LLC (“Christenson”) and PAMELA J. ROBERTSON (“Member”).

RECITALS:

          A.           Member is a member of Christenson and owns 63,070 Class B Units comprising a 0.974% (rounded) membership interest in Christenson (the “Membership Interest”.

          B.           Christenson desires to purchase the Membership Interest and Member desires to sell her Membership Interest to Christenson on the terms and conditions set forth below.

          Now, therefore, in consideration of the foregoing, the parties agree as follows:

AGREEMENT:

          1.           Sale of Membership Interest. Member agrees to sell and Christenson agrees to purchase the Membership Interest. The purchase price (the “Purchase Price”) shall consist of 0.101626 units of Energy Fund II, LLC, an Oregon limited liability company (“EFII”) and 15,000 common shares of Microfield Group, Inc. (“Microfield”). The EFII and Microfield interests distributed to Member hereunder may be referred to herein as the “Purchase Consideration.”

          1.1          Member will cease to be a member of Christenson effective at the close of business on February 28, 2006.

          1.2          The Purchase Price will be paid by Christenson by delivering an assignment of the EFII units and the Microfield shares as set forth above. The assignments shall be delivered on or before September 6, 2006. The assignment of the EFII units shall be dated effective March 1, 2006 and Member will be admitted as a member of EFII effective such date. Member will execute appropriate admission documents provided by EFII.

          2.           Member’s Representations.

          2.1          Disclosure. Member has had an opportunity to review all documents, records and books pertaining to her membership interest in Christenson, obtain any additional information necessary to verify the accuracy of all information obtained, and ask questions of and receive answers from Christenson or any persons authorized to act on its behalf concerning the terms and conditions of the transaction. Member will keep the terms of this Agreement confidential and will not disclose the terms of this Agreement to any person other than Member’s advisors without Christenson’s consent, except as required by law.

          2.2          Title. Member has, and upon purchase thereof by Christenson pursuant to the terms of this Agreement Christenson will have, good and marketable title to the Membership Interest, free and clear of all security interests, liens, pledges, encumbrances or other restrictions or claims, subject only to restrictions as to marketability imposed by securities laws and other liens, claims, debts or matters within the actual knowledge of Christenson and its subsidiaries, affiliates and key personnel.

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          3.           Christenson’s Representations.

          3.1          Disclosure. Christenson has disclosed to Member all documents and information which Christenson reasonably believes to be material for purposes of Member’s decision to enter into this Agreement.

          3.2          Title. Christenson has, and upon distribution thereof by Christenson to Member pursuant to the terms of this Agreement, Member will have, good and marketable title to the Purchase Consideration, free and clear of all security interests, liens, pledges, encumbrances or other restrictions or claims, subject only to restriction as to marketability imposed by securities laws and other liens, claims, debts or matters within the actual knowledge of Member.

          4.           Miscellaneous.

          4.1          Further Documents. Each of the parties hereby agrees to execute and deliver any and all instruments or documents and to take any further action which may be or become necessary or appropriate to give effect to the terms of this Agreement.

          4.2          Waiver. The waiver by any party of any breach or default of the other party under this Agreement of the failure of a party to exercise any right, power or remedy shall no operate or be construed as a waiver of any subsequent breach or default by the other party.

          4.3          Integration. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement and may be modified only by an agreement in writing signed by all parties.

          4.4          Binding Effect. This Agreement is legally effective and binding, both upon the parties and upon their respective estates, heirs, legal representatives, successors and permitted assigns.

          4.5          Governing Law. This Agreement shall be subject to and governed by the laws of the State of Oregon.

          4.6          Severability of Agreement. The parties intend that this be a biding and enforceable agreement. If a provision or provisions of this Agreement are invalid or unenforceable, the remainder of this Agreement shall be valid and enforceable without such provision or provisions.

          4.7          Attorney Fees. If suit or action is filed to enforce this Agreement, or otherwise with respect to the subject matter of this Agreement, the prevailing party shall be entitled to recover reasonable attorney fees incurred in preparation for and litigation of such suit or action at trial, on appeal and on any petition for review.

          4.8          Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Facsimile signatures shall be considered original signatures for purposes of this Agreement.

          4.9          Release. In consideration of the representations and agreements set forth above, and provided Christenson fulfills its obligations as set forth herein, the parties release each other and their respective employees, agents, affiliates and their respective successors and assigns from all claims arising out of Member’s ownership of the Membership Interest.

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          IN WITNESS WHEREOF, the parties have executed this Agreement effective the day and year first above written.

CHRISTENSON GROUP LLC
By: Aequitas Capital Management, Inc., its Manager
/s/ Pamela J. Robertson	By: /s/ Robert J. Jesenik
Pamela J. Robertson	Robert J. Jesenik

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